

08028241

~~C~~OMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-44141

REPORT FOR THE PERIOD BEGINNING___01/01/2007_____AND ENDING___12/31/2007_____

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VBC SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

CLIFTON   NJ   07011

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
VINCENT S. COMPERATORE   .973-928-5400

                                                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS

(Name – *if individual, state last, first, middle name*)

790 BLOOMFIELD AVENUE   CLIFTON   NJ   07012

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 19 2008

~~J~~ **THOMSON
FINANCIAL**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __VINCENT S. COMPERATORE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __VBC SECURITIES, LLC__ , as of __DECEMBER 31__ , 20__07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

__MANAGING MEMBER__
Title

Notary Public
My Commission Expires

Notary Public

2/22/2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2007

File No. 8-44141

Robert G. Peters, CPA   File No. 8-44141

Table of Contents

Opinion Letter

Balance Sheet

Statement of Income

Cash Flow Statement

Statement of Change in Financial Position

Statement of Change in Partnership Capital

Net Capital Computation / Supplemental Notes

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C.
Securities, LLC, as of December 31, 2007 and the related
statements of income, retained earnings, and cash flows for the
year then ended. These financial statements are the
responsibility of the Company's management. My responsibility
is to express an opinion on these financial statements based on
my audit.

I conducted my audit in accordance with auditing standards
generally accepted in the United States of America. Those
standards require that I plan and perform the audit to obtain
reasonable assurance about whether the financial statements are
free of material misstatement. An audit includes examining, on
a test basis, evidence supporting the amounts and disclosures
in the financial statements. An audit also includes assessing
the accounting principles used and significant estimates made
by management, as well as evaluating the overall financial
statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, the financial statements referred to above
present fairly, in all material respects, the financial
position of V.B.C. Securities, LLC as of December 31, 2007 and
the results of its operations and its cash flows for the year
then ended in conformity with accounting principles generally
accepted in the United States of America.

Robert G. Peters, CPA

Clifton, New Jersey
January 22 2008

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2007

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 45,300	
Market value of securities owned	0	
Fixed assets net of depreciation	0	
Commission receivable	28,644	
Good faith deposit	50,063	
Other clearing accounts	524	
Total Current Assets		124,531
		========

LIABILITIES AND CAPITAL

Current Liabilities:

Accounts payable	1,046	
Total Current Liabilities		$ 1,046
Capital		123,485
Total Liabilities and Capital		$ 124,531
		=========

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2007 through December 31, 2007

Revenues:
    Income-Commissions $568,970
    Income-Non-commission   64,411
                                               $633,381

Expenses:
    Postage and mailings $ 2,212
    Rent   29,156
    Periodicals   2,606
    Transfer costs   2,718
    Management Fees   150,000
    Depreciation   9,967

    Equipment Rental   23,333
    Adv & bus promotion   9,121
    Insurance   1,349
    Telephone   2,208
    NJ Annual Report   50
    Data Processing   472

    Membership fees and dues   3,990
    Salesmen's commissions   249,454
    Transportation   1,820
    Continuing education   40
    Interest Expense   8,000

    Stationary and supplies   4,809
    Back office expense   45,800
    Professional   600
    Retirement, Pension   60,000
    Repairs and maintenance   8,794
    Utilities   3,990

         Total Expenses   620,489

Net Income (loss) $ 12,892
                                              ========

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2007

Cash flow from operations:

Net earnings	$ 12,892
Adjustments to reconcile net earnings to net cash provided by operating activities	(0)

Changes in assets and liabilities

Decrease in fixed assets	9,160
Increase in clearing account	(263)
Decrease in accounts payable	(3,124)
Decrease in good faith deposit	915
Decrease in commission receivable	12,651
Partner contributions in excess of draw	0

Increase / <Decrease> in cash	32,231
Cash at beginning of year	13,069
Cash at end of year	$ 45,300

Robert G. Peters, CPA   File No. 8-44141


V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2007 to December 31, 2007


	12/31/2006	12/31/2007
Current assets	$ 114,763	$ 124,531
Current liabilities	(4,170)	(1,046)
Net working capital	$ 110,593	$ 123,485
	==========	==========
Net working capital - Jan. 1	$ 101,143	$ 110,593
Increase (Decrease) in capital		
Equity Jan. 1 - Dec. 31	0	0
Income for the period		
Jan. 1 - Dec. 31	9,450	12,892
Net working capital-Dec. 31	$ 110,593	$ 123,485
	==========	==========

Robert G. Peters, CPA   File No. 8-44141

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2007 through December 31, 2007

Capital January 1, 2007 $ 110,593

Net Income Jan. 1, 2007 through Dec. 31, 2007   12,892

Contributions from Jan. 1, 2007 thru Dec. 31, 2007   0

Drawings from Jan. 1, 2007 thru Dec. 31, 2007 $ 0

Capital December 31, 2007 $ 123,485
                                                        ==========

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2007

Note 1. For the period January 1, 2007 through December 31,
         2007, there were no liabilities subordinated to claim of
         creditors.

Note 2. V.B.C. Securities, LLC net capital and its required
         net capital computed in accordance with the capital
         rule applicable to it and were calculated as at
         December 31, 2007 at a ratio of .008 to 1. Computed
         as follows:

         Partnership Capital $ 123,485

         Less: Capital deductions   (0)
         Net Capital before haircuts $ 123,485

         Less: Haircuts on securities:
                Investment securities $ 0
                Undue concentration   0
                Fail to receive   0   (0)

         Net Capital $ 123,485
                                                        ==========

         Aggregated indebtedness   1,046
                                                        ======

         AI / NC   .008 to 1

Note 3. Formula for Determination of Reserve Requirement for
         Brokers and Dealers Under SEC Rule 15c3, V.B.C.
         Securities, LLC is entitled to exemption from this rule
         because all customer transactions are cleared through
         another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard
         to computation of net capital under rule 15C3-3 between
         the corresponding un-audited most recent focus Part II
         filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2007

Note 5.   No material inadequacies were found to exist in the
          accounting system, in the internal control, in the
          procedures for safeguarding securities and in the
          practices and procedures employed in complying with rule
          17-A-13 and in the resolution of securities differences.

Note 6.   Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA,
          790 Bloomfield Avenue, Clifton, NJ 07012, has been
          selected as auditor on a continuing nature and providing
          for successive year audits, unless discontinued by
          either party in writing and with at least thirty days
          notice.

Note 7.   I, Vincent S. Comperatore, Managing Member, swear that,
          to the best of my knowledge and belief, the accompanying
          financial statements and supporting schedules pertaining
          to the firm of V.B.C. Securities, LLC as at December
          31, 2007, are true and correct. I further swear that
          neither the company or any partner, proprietor,
          principal, officer or director has any proprietary
          interest in any account classified solely as that of a
          customer, except as follows:

          No exception.

                                          _____
                                          Vincent S. Comperatore

_____
Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2011.



END